Exhibit 99.1

Mecox Lane Announces Shareholder Resolutions Adopted at 2012 Annual General Meeting

SHANGHAI, China, May 14, 2012 - Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced that the following shareholder resolutions were adopted at its annual general meeting of shareholders held in Hong Kong on May 10, 2012.

Mecox Lane’s shareholders adopted the following special resolution proposed by the Company:

The current Amended and Restated Memorandum and Articles of Association of the Company be amended by deleting existing Article 79(c) in its entirety and substituting therefor the following new Article:

“(c) The Board shall have a Chairman of the Board elected and appointed by a majority of the Directors then in office.”

Mecox Lane’s shareholders adopted the following ordinary resolutions proposed by the Company:

1.              That the non-appointment of a vice Chairman of the Board prior to the amendment referred to in special resolution 1 above becoming effective be approved and ratified;

2.              Re-election of Mr. Neil Nanpeng Shen as a Director and Chairman of the Company;

3.              Re-election of Mr. Alfred Beichun Gu as a Director of the Company;

4.              Re-election of Mr. Herman Yu as a Director of the Company;

5.              Re-election of Mr. Dazhong Qin as a Director of the Company

6.              Re-election of Mr. Anthony Kai Yiu Lo as a Director of the Company;

7.              Re-election of Mr. David Jian Sun as a Director of the Company;

8.              Re-election of Mr. Davin Alexander Mackenzie as a Director of the Company;

9.              Approval of 2012 Share Incentive Plan; and

10.       Authorization of each of the Directors to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

About Mecox Lane Limited

Mecox Lane Limited (NASDAQ: MCOX) operates one of China’s leading online platforms for apparel and accessories. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network.  Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as under selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Candice Sun

Ogilvy Financial, Beijing

Tel: +86-10-8520-6524

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com